                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2010

                         Commission file number: 0-30394

                                  METALINK LTD.
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                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

                                    CONTENTS

SALE OF WLAN BUSINESS

On January 5, 2010, Metalink Ltd. (the "Company" or "we") entered into an Asset
Purchase Agreement (the "Purchase Agreement") with Lantiq Israel Ltd. and Lantiq
Beteiligungs - GmbH & Co. KG (together, "Lantiq"), for the sale of the assets of, and certain specified liabilities related to, our wireless local area network (WLAN) business to Lantiq. Lantiq is a newly-formed fabless semiconductor company funded by Golden Gate Capital.

In consideration for the acquired WLAN business, Lantiq has agreed to pay us a total of up to $16.9 million in cash, consisting of the following:

     o    $5.7 million will be paid concurrently with the closing;

     o    Up to $1.2 million (subject to downward adjustments) will be paid on
          March 31, 2010; and

     o    Earn-out payments of up to $10.0 million in the aggregate, contingent upon the acquired business' achievement of specified performance targets during a two-year period ending March 31, 2012. Pursuant to the Purchase Agreement, $2.0 million out of the $10.0 million earn-out payments are guaranteed payments that, if not otherwise earned pursuant to the established performance targets, will be paid in four installments throughout the year 2010.

The performance targets are based on the gross profits generated by the acquired business during two earnout periods of April 1, 2010 through March 31, 2011 (the
"first earnout period") and April 1, 2011 through March 31, 2012 (the "second earnout period"). During the first earnout period, if gross profits are between
$2.0 million and greater than $10.0 million, the earnout payment is between $0.5 million and $9.0 million based on a sliding scale of increasing gross profits.
During the second earnout period, if gross profits are between $8.0 million and greater than $15.0 million, the earnout payment is between $0.5 million and $9.0 million based on a sliding scale of increasing gross profits. Under no circumstances will the minimum aggregate earnout payments be less than $2.0 million, nor will the maximum aggregate earnout payments be greater than $10.0 million, as described above.

Other key terms of the Purchase Agreement include, among other things:

     o    Lantiq has agreed to reimburse us for costs related to the operation of the acquired business in the period prior to closing, subject to certain limitations and caps;

     o    Subject to certain exceptions, we made a number of customary representations and warranties to Lantiq. Lantiq made customary representations and warranties to us;

     o    During the pre-closing period, we agreed to act in the ordinary course of business and not take certain specified actions without obtaining
          Lantiq's prior written consent;

     o    Lantiq agreed to make an offer of continued employment to most of our
          WLAN business employees, to generally be no less favorable in the aggregate than their existing terms of employment;

     o    We agreed that, subject to closing, until March 31, 2012 we shall not compete with the acquired WLAN business nor solicit any employee or consultant working for Lantiq in such business. In connection therewith, Mr. Shukhman, our Chief Executive Officer, has entered into a similar non-competition agreement with Lantiq, which will become effective contingent upon closing;

     o    We agreed that, subject to closing and for a period of six (6) months thereafter, Lantiq shall have the non-exclusive right to use certain trade names and trademarks in connection with the operation of the acquired business;

     o    The parties agreed to indemnify each other for breaches of representations, warranties, covenants and other liabilities under certain circumstances, subject to certain limitations, including (1) a cap of $4 million on our obligation to indemnify Lantiq for breaches of representations and warranties, except for a breach of certain fundamental representations, which are not capped and (ii) a cap of $2 million on the obligation of Lantiq to indemnify us for breaches of representations and warranties. The representations and warranties made by the parties survive the closing and, in general, expire on
          March 31, 2012;

     o    The Purchase Agreement may be terminated by either party due to legal restraints or certain breaches of representations or covenants of the other party; by mutual consent of the parties; or by the non-failing party if the transaction has not closed by March 31, 2010.

The transaction is expected to close in the coming weeks and is subject to customary closing conditions relating to, among other things, obtaining a specified list of consents and the approval of the Israeli Office of the Chief
Scientist.

Subject to closing, the parties also agreed to enter into the following agreements:

     o    Consulting Agreement, whereby we agreed to provide Lantiq certain consulting services for up to two years in consideration for $400,000 per year;

     o    Transition Services Agreement, whereby Lantiq agreed to provide us with certain transition services for a limited period following the closing for an insignificant monthly payment. Such transition services include, among other things, entering into a Sublease Agreement allowing us to continue using a portion of our existing office space in Yakum, Israel; and

     o    Cross-License Agreement, whereby (i) we agreed to grant Lantiq a royalty-free non-exclusive license to our intellectual property rights
          (not sold as part of the transaction to Lantiq) and (ii) Lantiq agreed to grant us a royalty-free non-exclusive license to the intellectual property rights we sold as part of the transaction, to be used by us in connection with our retained DSL business.

AMENDMENT TO LOAN AGREEMENT

On September 8, 2008, we entered into a Loan Agreement (as amended on December
31, 2008 and September 6, 2009, the "Loan Agreement") with an institutional investor (the "Lender"). Under the Loan Agreement, in the event of a fundamental transaction (such as the contemplated sale to Lantiq described above), we were required to repay the lender $4,312,500.

On December 30, 2009, we entered into a third amendment to the Loan Agreement
(the "Third Amendment"), that became effective on January 5, 2010, whereby the repayment of the $4,312,500 originally due upon the closing of the Lantiq transaction will be, subject to the closing, reduced to $4,100,000 and repaid in four installments: $3,750,000 at closing and the remainder in three installments by March 31, 2011.

DEPARTURE OF CFO

Mr. Yuval Ruhama, our Chief Financial Officer, is expected to leave the Company concurrently with the closing, but will continue serving the Company as a consultant through the end of 2010.

A COPY OF THE PRESS RELEASE ANNOUNCING THEMATTERS DESCRIBED ABOVE IS ATTACHED
HERETO AS EXHIBIT 99.1 AND IS INCORPORATED HEREIN BY REFERENCE.

EXHIBITS

99.1 Press Release, dated January 5, 2010.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        METALINK LTD.

Date: January 7, 2010                                   By: /s/ Yuval Ruhama
                                                        --------------------
                                                        Yuval Ruhama
                                                        Chief Financial Officer